RESIDENT IN ATLANTA OFFICE

DIRECT DIAL: (404) 572-6912

MDELANEY@POGOLAW.COM

November 15, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Re:	Echo Healthcare Acquisition Corp.

Registration Statement on Form S-1

Amendment Filed November 14, 2005

File No. 333-126650

Ladies and Gentlemen:

On behalf of our client, Echo Healthcare Acquisition Corp. (“Echo” or the “Company”), we are supplementing our filing of Amendment No. 7 to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). As you will see below, while there have been a number of textual changes to the disclosure included in the Registration Statement, there have not been any significant changes to the structure of the transaction. Rather, to ensure the achievement of this financing, a number of concessions have been made by existing shareholders, the underwriters and certain service providers. The disclosure of these concessions along with the revisions relating to the reduction in the size of the offering impacts the Registration Statement in a number of places and results in the appearance of significant revisions, but in fact we believe that the number of actual changes is not significant. Capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement. For your convenience, we have detailed below the revisions to the Registration Statement and have included a grid as Schedule A to this letter identifying the location of the changes in the Registration Statement.

1.          Reduction in Size of Offering. The Registration Statement and the accompanying prospectus have been modified to reflect a reduction in gross proceeds from $75,000,000 to $30,000,000. The overall structure of the transaction remains intact and the Company intends to conduct the offering in the same manner as discussed in previous filings of the Registration Statement. However, due to market conditions, the Company and the underwriters have elected to reduce the overall size of the offering. As a consequence of the reduction in proceeds, the Company has reduced the number of Units it anticipates issuing to 3,750,000 and will grant the underwriters an over-allotment option to purchase up to 562,500 Units. In addition, the existing stockholders remain committed to purchasing on the open market warrants equal to an aggregate of one percent of the gross proceeds, which results in a reduction in the overall commitment from $750,000 to $300,000. Furthermore, due to the reduction in the number of Units to be issued in this revised offering, the shares of common stock of the Company held by existing stockholders has been reduced through a four-for-ten reverse stock split so that the aggregate

Securities and Exchange Commission

November 15, 2005

portion of shares of common stock held by existing shareholders after the closing of the offering will not exceed 20 percent of the issued and outstanding shares. This four-for-ten reverse stock split is now reflected in a revised Principal Stockholders Table on page 68, a revised table in Certain Relationships and Related Transactions on page 70 and a revised Item 15 in Part II to the Registration Statement. As a consequence of the reduced size of the offering, we modified our discussion regarding the determination of the size of the offering to discuss the reason for the reduction (adverse market conditions), the impact the reduction has on the Company’s analysis of its target market for a business combination and the corresponding risks that arise from the reduction. We have also included a corresponding risk factor relating to the reduction in the size of the offering on page 24.

2.           Deferral of One-Half of Underwriting Discounts and Non-accountable expenses. In order to provide more security to potential investors, the underwriters have agreed to defer payment of one-half of their underwriting discount (3% of gross proceeds of this offering) until the consummation of a business combination. In addition, the underwriters have also agreed to defer one-half of the non-accountable expense allowance (1% of gross proceeds of this offering) until the consummation of a business combination. These fees will be held in trust along with the other 90% of the proceeds of this offering to be held in trust. In the event the Company does not complete a business combination within two years of the closing of the offering, the underwriters will forfeit these additional fees. The underwriters have made this concession to provide investors with a total of 94% of gross proceeds of the offering held in trust, thereby increasing the amount of money investors would receive back from the Company in the event the Company cannot complete a business combination and must liquidate.

3.          Loan from Founding Stockholders to the Company for General Working Capital. To ensure adequate working capital is available to the Company during the two year period following the closing of the offering, certain of the existing stockholders have agreed to loan to the Company $550,000 in funds that will not be held in trust and that will be used for general working capital purposes. The Company will pay the lenders interest on these funds at a rate less than or equal to the interest payable on the offering proceeds held in trust. In consideration for committing to make these loans to the Company, the Company has agreed to explore the possibility of exchanging the loans for warrants to purchase shares of common stock. This agreement to consider exchanging warrants for loans is contingent upon the Company having the ability to conduct such an exchange under applicable federal and state securities laws. A copy of the loan agreement has been included as Exhibit 10.4 to the Registration Statement. We included a corresponding risk factor on page 24 relating to the negative consequences of a failure of the existing stockholders to meet their loan commitments.

4.          Deferral of Fees. To assist the Company in conserving its cash resources while it pursues a business combination following the closing of the offering, Windy City, Inc. has agreed to defer $5,500 per month of its fees and the Company’s counsel, Powell Goldstein, has agreed to defer $167,500 of its fees until the consummation of a business combination. In the event the Company does not complete a business combination within two years of the closing of the offering, Windy City and Powell Goldstein will forfeit these additional fees.

Securities and Exchange Commission

November 15, 2005

5.          Addition of Disclosure that Discusses the End of the Distribution of Securities. We have included on page 69 of the prospectus the disclosure discussed with the staff regarding the end of the distribution of securities.

6.          Inclusion of Right of First Refusal Language Inadvertently Deleted. On page 81 of the prospectus we have included disclosure regarding the representative’s right of refusal with respect to acting as lead-underwriter in future offerings of the Company. This language had been inadvertently deleted in our previous filing of the Registration Statement.

Thank you for your review of the Registration Statement. We sincerely hope that upon review you will agree that the above changes are not accurately characterized as structural but, rather, a necessary result of the downsizing of the offering and a corresponding increase in the amount of proceeds held in trust.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6912 or Rick Miller at (404) 572-6787. Our fax number is (404) 572-6999.

Very truly yours,

/s/ Michael Delaney

Michael Delaney

Enclosures

cc:	Mr. Joel Kanter
Rick Miller, Esq.

Schedule A

Description of Change	Page Numbers
Reduction in Gross Proceeds to $30 million and corresponding reduction in unit and warrant numbers	Cover page, 3, 14, 19, 30, 35, 36, 37, 68, 75 77, F-8
Reduction in Net Proceeds	17, 30, 35, 37, 38, 77
Reduction of Existing Stockholder Shares (four-for-ten reverse stock split)	3, 11, 20, 35, 36, 37, 68, 70, 73, 75, 76, F-3, F-4, F-5, F-10, II-4
Reduction in Over-Allotment Option and corresponding unit numbers	Cover page, 30, 75, 77, 78
Reduction in Trust Amount	Cover page, 5, 11, 13, 30, 36, 37, 38, 53, 54, 59
Deferral of Underwriting Discount and Non-accountable expenses	Cover page, 5, 30, 33, 38, 77, 78, F-7, F-9
Deferral of Windy City, Inc. Administrative Fees	2, 5, 31, 32, 33, 38, 39, 58, 65, 71, F-9, F-10
Deferral of Powell Goldstein’s legal fees	5, 30, 31, 32, 38, 39, F-10
Reduction in Warrant Purchase Commitment (remains 1% of gross proceeds)	4, 16, 18, 19, 32, 68, 69, 71, 75, F-9
Loan from Existing Stockholders for $550,000	6, 18, 24, 31, 32, 39, 65, 68, 71, 72, 75, 76, F-10
Revisions to process regarding determination of size of offering	6, 7, 8, 24, 39, 40, 55, 56, 57
End of Distribution of Securities	69
Add-back of Right of First Refusal Language	81